UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                 Forcenergy Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  345206 10 6
                               ------------------
                                 (CUSIP Number)


                                 E. Joseph Grady
                               c/o Forcenergy Inc
                         2730 S.W. 3rd Avenue, Suite 800
                            Miami, Florida 33129-2237
                                 (305) 856-8500
                       ------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  July 27, 1995
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box        /_/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 13 Pages

                                  SCHEDULE 13D

------------------------------                                ------------------
CUSIP No.          345206 10 6                                Page 2 of 13 Pages
------------------------------                                ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                   Forcenergy AB     (no IRS Identification No.)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      /_/

                                                                    (b)      /x/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                                /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Sweden
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       8,740,486 shares of Common Stock
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        none
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        8,740,486 shares of Common Stock
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         none
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,740,486 shares of Common Stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------                                ------------------
CUSIP No.          345206 10 6                                Page 3 of 13 Pages
------------------------------                                ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    Forsinvest AB    (no IRS Identification No.)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   /_/

                                                                       (b)   /x/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                                /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Sweden
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       8,740,486 shares of Common Stock
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        none
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        8,740,486 shares of Common Stock
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         none
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6 8,740,486 shares of Common Stock owned directly by Forcenergy AB.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------                                ------------------
CUSIP No.          345206 10 6                                Page 4 of 13 Pages
------------------------------                                ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                      Eric Forss     (no IRS Identification No.)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     /_/

                                                                     (b)     /x/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                             /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Sweden
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                        none
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        8,740,486 shares of Common Stock
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        none
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         8,740,486 shares of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,740,486 shares of Common Stock owned directly by Forcenergy AB
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* Excludes 31,000 shares of Common Stock issuable upon the
         exercise of vested director stock options                        /x/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of the equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"). The name and address of the principal executive offices of the issuer of such securities is Forcenergy Inc, a publicly held Delaware corporation (the "Issuer"), 2730 S.W. 3rd Avenue, Suite 800, Miami, Florida 33129-2237. The Issuer was incorporated under the name Forcenergy Gas Exploration, Inc.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed jointly by Forcenergy AB, a publicly held Swedish corporation ( "FAB"), Forsinvest AB, a privately held Swedish corporation ("Forsinvest") and Eric Forss, a citizen of the Kingdom of Sweden. Information provided in this Schedule 13D is as of the date of filing unless otherwise specified below.

         (b) FAB. Shares of FAB's Series B common stock are listed and traded on the Stockholm Stock Exchange. FAB is engaged in the business of (i) the trading of oil and other energy products mainly in the Baltic region through its ownership of Svenska Oljegruppen AB, a Swedish corporation and a wholly owned subsidiary of FAB, and (ii) the exploration and production of oil and gas through its 34% equity ownership interest in the Issuer. The address of FAB's principal office is Birger Jarlsgatan 73-75, Box 190 40, S-104, 32 Stockholm, Sweden.

         Information  concerning (i) each executive officer and director of FAB,
(ii) each controlling person of FAB and (iii) each executive officer, director and other person ultimately in control of Forsinvest AB, which information is disclosed in response to Item 2 of General Instruction C to Schedule 13D, is attached hereto as Appendix A.

         (c) FORSINVEST. The business address of Forsinvest is Birger Jarlsgatan 73-75, Box 19040, S-104, 32 Stockholm, Sweden, Stockholm, Sweden. Forsinvest owns 1,000,000 Series A common shares of FAB and 2,154,433 Series B common shares of FAB. Each Series A common share is entitled to one vote and each Series B common share is entitled to 1/10 of a vote. Based on the 1,000,000 Series A common shares and 13,392,000 Series B common shares of FAB outstanding, Forsinvest owns approximately 22% of the equity interest and a 52% voting interest in FAB.

         Information concerning (i) each executive officer and director of Forsinvest, (ii) each controlling person of Forsinvest and (iii) each other individual person (there are no corporations, partnerships or other controlling persons who are not natural persons) ultimately in control of Forsinvest AB, which information is disclosed in response to Item 2 of General Instruction C to
Schedule 13D, is attached hereto as Appendix B.

          (d) ERIC FORSS. The business address of Eric Forss is Birger Jarlsgatan 73-75, Box 19040, S-104, 32 Stockholm, Sweden. Eric Forss is the President and a Director of FAB and is a Director of Forsinvest. Mr. Forss directly owns a 37% voting interest in Forsinvest. No other person currently exercises control over Forsinvest.

         (e) During the last five years, neither FAB, Forsinvest or Eric Forss, nor any of the individuals listed on Appendices A or B, have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

         (f) During the last five years, neither FAB, Forsinvest or Eric Forss, nor any of the individuals listed on Appendices A or B, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




                               Page 5 of 13 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Issuer was initially capitalized by FAB on September 14, 1993 with $2,000,000 in cash and FAB's 97% limited partner interest in Forcenergy Partners, L.P., a Delaware limited partnership (the "Partnership"), in exchange for the issuance of 6,450,650 shares of Common Stock of the Issuer. Please refer to Item 5 below. On May 12, 1994, the Issuer sold an additional 2,355,892 shares of Common Stock to FAB. The funds for the purchase of the Common Stock in both instances were provided for out of FAB's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         FAB's initial holdings of Common Stock were in the ordinary course of its business. Please refer to Item 5 below for current plans and proposals by certain persons who are shareholders of FAB.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of January 9, 1998, FAB owned directly 8,740,486 shares of Common Stock (or 34% of the issued and outstanding shares of Common Stock).

         Prior to July 27, 1995, the Issuer was a wholly owned subsidiary of FAB. The Issuer was incorporated on August 16, 1993 to succeed to FAB's ownership of the Partnership. Please refer to Item 5 above.

         In July 1995, a total of 6,210,000 shares of Common Stock were offered and sold in the initial public offering by the Issuer (Registration Statement on Form S-1, Commission File No. 33-93020). Prior to that offering, FAB owned 100% of the Common Stock. Upon completion of the initial public offering by the Issuer, FAB owned approximately 49.5% of the issued and outstanding shares of Common Stock.

         As a result of a public offering closed in November 1996, a total of 4,025,000 shares of Common Stock (including 300,000 shares of Common Stock then owned by FAB) were offered and sold to the public (Registration Statement on Form S-3, Commission File No. 333-13657). Following that offering, FAB owned approximately 39.1% of the issued and outstanding shares of Common Stock.

         Following two acquisitions in October 1997 involving the issuance of approximately 2.8 million shares of Common Stock in exchange for all of the issued and outstanding capital stock of two non-affiliated entities, Convest Energy Corporation and Edisto Resources Corporation (Registration Statement on Form S-4, Commission File No. 333-31675), FAB owned approximately 34.3% of the issued and outstanding shares of Common Stock.

         As of January 9, 1998, certain executive officers and directors of FAB owned shares of Common Stock of the Issuer. Mr. Wennerstrom beneficially owned a total of 264,429 shares of Common Stock and beneficially owned an additional 1,123,438 shares of Common Stock which are subject to outstanding stock options which may be exercised within the next sixty days. Mr. Issal and Mr. Forss each beneficially owned 31,000 shares of Common Stock which are subject to outstanding stock options which may be exercised within the next sixty days. No other executive officer or director of FAB or Forsinvest owns any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On December 18, 1997, Mr. Forss, Forsinvest and certain other shareholders (the "Shareholders") of FAB entered into an agreement (the "Shareholders' Agreement") with the Issuer pursuant to which the Shareholders agreed to sell all of the shares of stock they own in FAB. The Shareholders' Agreement was entered into in connection with a proposed offer (the "Exchange Offer") to be made by the Issuer. A press release was issued by the Issuer on December 19, 1997 in regard to the Exchange Offer. Under the proposed terms of the Exchange Offer, the Issuer may issue shares of Common Stock in exchange for at least 90% of (i) the issued and outstanding common shares of FAB (calculated on a fully diluted basis) and (ii) the total voting rights with respect to common shares of FAB. Assuming the tender of 100% of the issued and outstanding shares in response to the Exchange Offer, these Shareholders of FAB would hold, collectively, 7,926,773, or approximately 8%, of the then outstanding shares of Common Stock. A copy of the Shareholder Agreement is included as an exhibit to this filing and is incorporated herein by reference.



                               Page 6 of 13 Pages

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

          A. Shareholders' Agreement, dated December 18, 1997, among Forsinvest, Eric Forss and Stridor Invest AB.

          B.        Agreement  for Joint  Filing  on  Behalf  of Each  Reporting
                    Person



                               Page 7 of 13 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 15, 1998

                                                   FORCENERGY AB



                                                   By: /s/ Eric Forss
                                                   ---------------------------
                                                   Name:   Eric Forss
                                                   Title:  President


                               Page 8 of 13 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 15, 1998

                                                   FORSINVEST AB


                                                   By:  /s/ Eric Forss
                                                        ---------------------
                                                   Name:    Eric Forss
                                                   Title:   Director


                               Page 9 of 13 Pages

                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 15, 1998

                                                   ERIC FORSS


                                                   /s/ Eric Forss
                                                   -------------------------
                                                   Eric Forss





                               Page 10 of 13 Pages

                                   APPENDIX A

           CERTAIN INFORMATION REGARDING EXECUTIVE OFFICERS, DIRECTORS
                             AND CONTROLLING PERSONS
                                       OF
                                  FORCENERGY AB



(a)      Executive Officers

Name                       Present Principal Occupation or Employment  Business Address Citizenship
----                       ------------------------------------------  ---------------- -----------
Eric Forss                 President                                                    (1)               Sweden
Mats Johansson             Financial Manager                                            (1)               Sweden


(b)      Directors

Name                       Present Principal Occupation or Employment  Business Address Citizenship
----                       ------------------------------------------  ---------------- -----------
Eric Forss                 President, Forcenergy AB  *                                  (1)               Sweden
Goran Ekdahl               Attorney at Law, Gedda & Ekdahl Advokatbyra                  (2)               Sweden
Robert Issal               President of Rejmyre Belsning AB   *                         (3)               Sweden
Stig Wennerstrom           President and CEO of Forcenergy Inc*                         (4)               Sweden
Bengt Wicksen              President, Lanforsakringar Liv AB                            (5)               Sweden



(c)      Controlling Persons

Name                       Present Principal Occupation or Employment  Business Address Citizenship
Forsinvest AB                                        N/A                                (1)               Sweden

-----------

* Eric Forss, Robert Issal and Stig Wennerstrom are also members of the Issuer's Board of Directors.

(1)  Birger Jarlsgatan 73-75, Box 19040, S-104, 32 Stockholm, Sweden.
(2)  Gedda & Ekdahl Advokatbyra, Box 5348, S-102 47 Stockholm, Sweden.
(3)  Rejmyre Belsning AB, S-610 14 Rejmyre, Sweden.
(4)  2730 S.W. 3rd Avenue, Suite 800, Miami, Florida 33129-2237.
(5)  Lanforsakringar Liv AB, S-106 50 Stockholm, Sweden.


                               Page 11 of 13 Pages

                                   APPENDIX B

         CERTAIN INFORMATION REGARDING EXECUTIVE OFFICERS, DIRECTORS AND
                               CONTROLLING PERSONS
                                       OF
                                  FORSINVEST AB


(a)      Executive Officers

Name                       Present Principal Occupation or Employment  Business Address Citizenship
Tomas Hellstrom            President, Forsinvest AB                                     (1)               Sweden


(b)      Directors

Name                       Present Principal Occupation or Employment  Business Address Citizenship
Eric Forss                 President, Forcenergy AB  *                                  (1)             Sweden
Tomas Hellstrom            President, Forsinvest AB                                     (1)             Sweden
Robert Issal               President of Rejmyre Belsning AB   *                         (2)             Sweden

(c)      Controlling Persons

Name                       Present Principal Occupation or Employment  Business Address Citizenship
Eric Forss                 President, Forcenergy AB  *                                  (1)             Sweden

-----------

* Eric Forss and Robert Issal are also members of the Issuer's Board of Directors.
(1)  Birger Jarlsgatan 73-75, Box 19040, S-104, 32 Stockholm, Sweden.
(2)  Rejmyre Belsning AB, S-610 14 Rejmyre, Sweden.







                               Page 12 of 13 Pages

                                  EXHIBIT INDEX

A. Shareholders' Agreement, dated December 18, 1997, among Forsinvest, Eric Forss and Stridor Invest AB.

B.       Agreement for Joint Filing on Behalf of Each Reporting Person.



                               Page 13 of 13 Pages

                                                                    EXHIBIT A



December  18, 1997


Forsinvest AB
Mr. Eric Forss
Stridor Invest AB
Birger Jarlsgatan 73-75
Box 19040
S-104 32 Stockholm, Sweden

Re:  Forcenergy AB

Dear Sirs:

         We understand that Forsinvest AB, Eric Forss and Stridor Invest AB (the "Shareholders") are the beneficial owners of, or exercise control and direction over, certain shares of stock of Forcenergy AB (the "Company") identified in the attached Exhibit A (such shares as well as any additional Shares acquired by the Shareholders as provided in Section 2.2(c), the "Forss Shares"). Forcenergy Inc ("FEN") proposes to make an offer to purchase all of the outstanding shares of stock of the Company (the "Shares"). This letter sets forth the agreement between the Shareholders and FEN relating to the Shareholders tendering the Forss Shares.

1.        The Offer
          ---------

1.1. FEN intends to make an offer (the "Offer") to purchase all of the outstanding Shares of the Company at a price per share determined in the manner set forth in Exhibit B and subject to the other conditions set forth therein. The Offer shall be made in accordance with applicable securities laws, rules of applicable stock exchanges and applicable laws.

1.2. The Offer will be conditional upon more than 90% of the outstanding Shares being tendered under and not withdrawn from the Offer as well as certain conditions precedent as set forth in Exhibit B.

1.3. In the event that the press release with respect to the Offer is not made to the shareholders of the Company on or before January 15, 1998, or if FEN has withdrawn the Offer prior to the Expiry Date, the Shareholders may terminate their obligations under this Agreement by notice to FEN. In the event that the transactions contemplated by the Offer are not consummated on or before the Closing Date (as defined in Exhibit B), or where the conditions precedent to the Offer are not satisfied on or before the Expiry Date, except as provided for in
          Section 4 hereof, the Shareholders' obligations under this Agreement shall also terminate in the manner provided under Section 9 of this Agreement. The Offer shall be made in accordance with the requirements of applicable Swedish and securities laws including the Recommendation Concerning Public Offers to Purchase Shares promulgated in 1988 by the Joint Committee of the Stockholm Chamber of Commerce and the Federation of Swedish Industries, as amended from time to time and in effect (the "Recommendation").

1.4. Notwithstanding anything contained herein to the contrary, except (i) with respect to the price per Series A Shares and Series B Shares under Section 4 of Exhibit B, and (ii) the obligations being incurred by the Shareholders under Sections 2, 3, 4 and 5 hereof in order to induce FEN to make the Offer to all shareholders, the Offer described in Exhibit B shall be made by FEN, and the resultant exchange of Shares for FEN Shares shall be effected, with respect to all shareholders and Shares of the Company, on the same terms and conditions.

2.       Covenants of the Shareholders
         -----------------------------

2.1.     The Shareholders agree:

          (a) to unconditionally and irrevocably accept the Offer in accordance with the terms and conditions of the Offer, not later than the 3rd business day after the date on which the Offer period for acceptance begins;

          (b) prior to the expiry or termination of the Option provided for in Section 4 below, not to sell, assign, convey or otherwise dispose of any of the Forss Shares other than pursuant to the Offer or the Option;

          (c)       not  to  grant  any   proxy,   power-of-attorney   or  other
                    authorization or interest in or with respect to the Forss Shares; and

          (d) not to deposit the Forss Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Forss Shares.

2.2.     The Shareholders also agree:

          (a) not to solicit or initiate proposals or offers from, or negotiations with, directly or indirectly, any person other than FEN relating to the Shares or concerning any transaction involving the Company as a whole;

          (b) not to initiate, propose, assist or participate in any solicitation of shareholders of the Company which may reduce the likelihood of the Offer being successfully completed; and

          (c) that any shares of the Company that the Shareholders purchase or with respect to which the Shareholders otherwise acquire beneficial ownership after the date of this Agreement and prior to the termination of this Agreement shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Forss Shares.

2.3. This Agreement shall not restrict any director of the Company from acting in accordance with such person's fiduciary obligations as a director of the Company.

3.       Proxy
         -----

3.1. The Shareholders hereby revoke all previous proxies granted with respect to any of the Forss Shares owned by the Shareholders that would conflict with the terms of the Proxy granted hereby.

3.2. Effective as of the date the Offer is made by FEN, the Shareholders hereby irrevocably constitute and appoint FEN and Stig Wennerstrom, President and Chief Executive Officer of FEN or E. Joseph Grady, Vice President, Treasurer and Chief Financial Officer of FEN, in their respective capacities as officers of FEN, and any individual who shall hereafter succeed to such respective offices, and each of them individually, as its true and lawful proxy and attorney-in-fact, with full power of substitution, for and in the name, place and stead of the Shareholders, to call and attend any and all meetings of the Company's shareholders, and any adjournments thereof, to execute any and all written consents of shareholders of the Company and to vote all of the Forss Shares and any and all shares of any other class of capital stock of the Company presently or at any future time owned beneficially or of record by the Shareholders, including any and all securities having voting rights issued or issuable in respect thereof, which the Shareholders are entitled to vote (all of the foregoing being collectively referred to as the "Subject Stock"), and to represent and otherwise act as the Shareholders could act, in the same manner and with the same effect as if the Shareholders were personally present, at any such annual, special or other meeting of the shareholders of the Company, and at any adjournment thereof (a

          "Meeting"), or pursuant to any written consent in lieu of meeting or otherwise. Such attorneys and proxies are hereby authorized to vote the Subject Stock in accordance with the terms of the Proxy contemplated hereby.

3.3. The Shareholders hereby covenant and agree that they will not vote or take any action by written consent of shareholders in lieu of meeting on any matter that is subject to the Proxy without FEN's prior consent.

3.4. The Shareholders acknowledge that FEN will make the Offer in reliance upon this Agreement, including the Proxy, and that the Proxy is granted in consideration for the making of the Offer by FEN.

4.        Option
          ------

4.1. If as a result a superior offer being made by another party ("Third Party Offeror") to the shareholders of the Company, (i) the Offer is allowed to expire or (ii) the Offer is terminated as a result of the conditions precedent thereto not being met, in each case without FEN taking up and paying for any Shares deposited under the Offer, then FEN shall have an option (the "Option") to purchase all of the Forss Shares identified in Exhibit A for a consideration with respect to Series A Shares of (i) all cash in an amount equal to 755,000 times the greater of $33 and the closing price of a FEN Share as of the date the Option is exercised by FEN, or (ii) 755,000 FEN Shares, and with respect to each Series B Share of (i) all cash in an amount equal to 1,192,403 times the greater of $33 and the closing price of a FEN Share as of the date the Option is exercised by FEN, or (ii) 1,192,403 FEN Shares, in each case exercisable at any time before the third business day prior to the first publicly announced expiry date of the said offer; provided if the expiry date of said offer shall occur prior to the Expiry Date of the Offer, FEN shall have until the Closing Date to exercise the Option. FEN shall have the option of paying either cash as provided in subsection (i) or stock as provided in subsection (ii) with respect to the Series A and Series B Shares. FEN shall indemnify the Shareholders for all taxes incurred by the Shareholders as a result of the exercise of the Option by FEN. The Option may be exercised by written notice to the Shareholders. If FEN exercises the Option, settlement of the purchase shall be effected by the Shareholders causing to be delivered to Enskilda Securities, as agent for FEN, at its principal offices in Stockholm, Sweden, an assignment to FEN of the Forss Shares in respect of which the Option is exercised, and such other documents as may be required under Swedish law to effectively transfer the Forss Shares to FEN, against payment of the purchase price therefor, or shall be effected in such other manner and at such other time as may be agreed by the Shareholders and FEN.

4.2. Notwithstanding anything herein provided, FEN may at any time at its sole discretion terminate the Option by notice in writing delivered or sent by telecopy to the Shareholders and forthwith upon the delivery or receipt of the telecopy of any such notice, the Option shall forthwith expire and terminate as to such of the Forss Shares in respect of which the Option has not been exercised.

4.3. Nothing contained herein or done pursuant hereto shall obligate FEN to purchase and pay for any of the Forss Shares except those Forss Shares in respect of which FEN shall have exercised the Option in the manner hereinbefore provided.

4.4.     Any  Shares  of the  Company  that the  Shareholders  purchase  or with respect to which the Shareholders otherwise acquire beneficial ownership after the date of this Agreement and prior to the termination of this Agreement shall be subject to the Option.

4.5. In the event FEN acquires the Forss Shares pursuant to the Option (i) FEN shall not transfer the Forss Shares except to the Third Party Offeror without obtaining the prior written consent of the Shareholders (which consent shall not be unreasonably withheld), and (ii) if FEN transfers the Forss Shares to the Third Party Offeror in accordance with its tender offer, as amended or revised, or, as a result of such tender offer, FEN transfers the Forss Shares to another party within 30 days of the expiration date of such tender offer, FEN shall pay the Shareholders 75% of the amount equal to the proceeds received by FEN less (a) the value of the consideration paid the Shareholders by FEN in exercising the Option, and (b) the aggregate costs and expenses incurred by FEN in connection with making the Offer, exercising the Option and the transfer to the Third Party Offeror.

4.6. Nothing contained herein shall give FEN the right to withdraw the Offer once made except in accordance with the terms of the Offer, and the Option is granted to FEN to be exercisable only in the event an offer for the Shares is made by a Third Party Offeror.

5.       Covenants, Representations and Warranties
         -----------------------------------------

5.1.     The Shareholders covenant, represent and warrant to FEN as follows.

          (a) The Shareholders are duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against the Shareholders with respect to all Forss Shares in accordance with its terms. Neither the execution of this Agreement by the Shareholders nor the completion by the Shareholders of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholders will be parties or by which they will be bound at the time of such completion.

          (b) The Shareholders are the beneficial owners of, or exercise control and direction over, the Forss Shares and have the authority to enter into this Agreement on behalf of all owners or holders of the Forss Shares and carry out the transactions contemplated hereby.

          (c) The Forss Shares are validly issued, fully paid and non-assessable shares of the Company and the transfer of the Forss Shares to FEN will pass good and marketable title to the Forss Shares, free and clear of all claims, liens, charges, encumbrances and security interests.

          (d) The Shareholders have no agreement, option, right or privilege capable of becoming an agreement, option, right or privilege, for the purchase, subscription or issuance of any of the unissued shares in the capital of the Company, the outstanding Shares or for the issue of any other securities of any nature or kind of the Company.

          (e) Without obtaining the prior written consent of FEN (which consent shall not be unreasonably withheld), the Shareholders agree not to transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the FEN Shares received pursuant to the Offer, at any time prior to 6 months from the date that the Shareholders acquire the FEN Shares; provided, however, that notwithstanding the foregoing, the Shareholders may transfer, sell, exchange, pledge or otherwise dispose of or encumber (i) up to 25% of the total number of FEN Shares the Shareholders receive in accordance with the Offer and (ii) up to 100% of such FEN Shares for the sole purpose of pledging such FEN Shares to a lending institution or institutions in connection with securing a bank line of credit offered by such institution. The lock up provided herein shall not preclude such pledge or resulting foreclosure of such FEN Shares.

5.2. FEN hereby represents and warrants to the Shareholders that FEN is duly authorized to execute and deliver this Agreement and that this Agreement is a valid and binding agreement, enforceable against FEN in accordance with its terms. Neither the execution of this Agreement nor the consummation by FEN of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which FEN is a party or by which FEN is bound, except for prohibitions contained in agreements for which FEN shall obtain waivers prior to making the Offer.

5.3. FEN acknowledges that the Forss Shares are presently pledged to secure certain lines of credit, and that the pledge and subsequent foreclosure of such pledge does not constitute a misrepresentation by the Shareholders of the representations of the Shareholders contained herein. It is intended that the pledge of such shares shall be released in connection with any transfer of such shares to FEN, and that the FEN Shares received by the Shareholders in exchange therefore would be pledged to secure such lines of credit.

5.4. Upon consummation of the transactions contemplated by the Offer, FEN shall cause the Company to discharge the directors of the Company from liability provided such discharge is recommended by the auditors of the Company, Price Waterhouse.

6.       Expenses
         --------

6.1. Each party hereto agrees to pay its own expenses incurred in connection with this Agreement.

7.       Public Disclosure of Offer
         --------------------------

         Each party shall consult with the other and the Company before making any public disclosure or announcement of, or pertaining to, this Agreement and any such disclosure or announcement shall be mutually satisfactory to both parties; provided that this paragraph shall not apply to any disclosure or announcement pertaining to this Agreement which a party is advised by legal counsel is required to be made by applicable laws, stock exchange rules or policies of regulatory authorities having jurisdiction, in which case the other party to this Agreement shall be so notified.

8.       Amendments
         ----------

         This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party.

9.       Termination of Agreement
         ------------------------

         The Shareholders' obligations under this Agreement shall be terminated under Section 1.3 or, except as provided in Section 4.1, on the first business day following the Closing Date of the Offer.

10.      Time
         ----

         Time shall be of the essence of this Agreement.

11.      Successors and Assigns
         ----------------------

         This Agreement shall be binding upon, enure to the benefit of and be enforceable by the Shareholders and FEN.

12.      Governing Law
         -------------

         This Agreement shall be governed by and construed in accordance with the laws of the Kingdom of Sweden. All disputes arising in connection with this Agreement shall be finally settled by arbitration in Stockholm, Sweden, in accordance with the Swedish Arbitration Act.

13.      Notices
         -------

         Any notice, request, demand or other instrument which may be required or permitted to be delivered, given or served upon any party hereto shall be sufficiently delivered, given to or served upon the party in question, if in writing, and if either delivered by hand, by facsimile or by any other means of instant written telecommunication, in each case addressed, in the case of each of the Shareholders, to:

                           Birger Jarlsgatan 73-75
                           Box 19040
                           S-104 32 Stockholm Sweden
                           Telecopy No. +46 (0)8-723 10 15

         and in the case of FEN, to:

                           Forcenergy Inc
                           2730 SW 3rd Avenue
                           Suite 800
                           Miami, FL  33129
                           Attention:  President
                           Telecopy No.  (305) 856-4300


         Any written communication as aforesaid, if delivered or sent by facsimile or any other means of instant written telecommunication, shall be deemed to have been given or made on the day on which it was delivered or sent as aforesaid if it is received at or before 3:30 p.m. Miami, FL time on the day in question or, if such day is not a business day, delivery shall be deemed to have occurred on the next following business day. Any party hereto may from time to time change its address for service hereunder by notice to the other party.

         If the foregoing correctly sets forth our understanding, please indicate your acceptance thereof by signing and returning the enclosed duplicate of this letter. This letter may be signed in two counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of the counterparts may be effected by means of telecopier from us to you and from you to us.

Yours truly,

Forcenergy Inc


By:   /s/ Stig Wennerstrom
      --------------------------
      President

        The foregoing is in accordance with our understanding and is accepted and agreed this 18th day of December, 1997.


Forsinvest AB                                Stridor Invest AB

By:  /s/ Eric Forss                          By: /s/ Eric Forss
    ----------------------------                ---------------------------



     /s/ Eric Forss
    ----------------------------
        Eric Forss

                                    EXHIBIT A



Name of Owner                                  Series              No. of Shares
-------------                                  ------              -------------

Forsinvest AB                                     A                    1,000,000
                                                  B                    2,154,433

Stridor Invest AB                                 B                       40,000

Eric Forss                                        B                       30,200
                                                                          ------

                                Total          Series A                1,000,000
                                -----
                                               Series B                2,224,633

                                    EXHIBIT B

                               TERMS OF THE OFFER
                               ------------------

1.       General Terms
         -------------

         The Offer shall be made to the Shareholders and all other shareholders of the Company in compliance with the applicable laws and the Recommendation.

2.       Expiry Date
         -----------

         The Offer shall be open until March 31, 1998 (provided that FEN may, subject to all legal and regulatory requirements, extend such period of time at its sole discretion) (the "Expiry Date").

3.       Closing Date
         ------------

         FEN shall pay for and receive the Shares which have been tendered under the Offer not later than ten business days after the Expiry Date (the "Closing Date")

4.       Price Per Share
         ---------------
         The Offer shall provide that FEN shall pay 0.75 FEN Share for each Series A Share of the Company (the "A Shares") and 0.5359 FEN Share for each Series B Share of the Company (the "B Shares"), which in each case have been tendered under the Offer.

5.       Conditions of the Offer
         -----------------------
         The Offer shall not be subject to any conditions other than the hereinafter described conditions which must be satisfied on or before the Expiry Date and remain satisfied until the Closing Date:

          a. There shall have been validly tendered under the Offer and not withdrawn, a number of Shares which constitutes more than 90% of (i) the issued and outstanding Shares (calculated on a fully diluted basis) and (ii) the total voting rights with respect to the Shares.

          b. All Shares tendered under the Offer shall be free and clear of all claims, liens, charges, encumbrances and security interests.

          c. The Offer and issuance of the FEN Shares provided for in paragraph 4 shall have been approved by the shareholders of FEN at a special meeting of the shareholders called for such purpose.

          d. There shall not have occurred any change (including any announcement, governmental or regulatory initiative, condition, event or development involving a change to the law) that, in the judgment of FEN, acting reasonably, directly or indirectly has a material adverse effect in relation to the current business or operations of FEN or the Company in relation to the regulatory regime applicable to their respective businesses and operations, or with respect to completing a compulsory acquisition or any subsequent acquisition, transaction, or with respect to any intended integration of the Company with FEN, or with any reorganization of the Company or FEN in connection with any such intended integration.

          e.        Any required  prospectus  is declared  effective by the U.S.
                    Securities and Exchange Commission and the Stockholm Stock Exchange and that the FEN Shares are approved for registration and listing on the NYSE and the Stockholm Stock Exchange.

         f. Any applicable waiting periods under any competition, foreign investment or similar law, regulation or other governmental authority having jurisdiction over FEN or the Company with respect to such matters shall have expired or been terminated in respect of such transactions.

         g. Any other requisite regulatory approvals (including, without limitation, those of any stock exchanges or other regulatory authorities) shall have been obtained by FEN on terms and conditions satisfactory to FEN acting reasonably.

         h. No act, action, suit or proceeding shall have been taken before or by any federal, provincial or foreign court or other tribunal or governmental agency or other regulatory or administrative agency or commission or by any elected or appointed public official or private person or corporation, and no law, regulation or policy shall have been enacted, promulgated or applied, which would reasonably be expected to have a material adverse effect on the consummation of the transactions contemplated by the Offer.

         i. There shall not have occurred any material breach of any of the terms of the agreement with the Shareholders on behalf of the Forss Shares or any termination of such agreement pursuant to the terms thereof, all representations and warranties with respect to the Company in Exhibit B-1 hereto shall be true and correct in all material respects, and all covenants with respect to the Company in Exhibit B-2 shall have been performed or complied with. In this regard, the Shareholders make no representations, warranties or covenants with regard to Exhibits B-1 and B-2.

         The foregoing conditions are for the exclusive benefit of FEN and may be waived by FEN in whole or in part at any time and from time to time before or after the Expiry Date.

                                   EXHIBIT B-1

                         REPRESENTATIONS AND WARRANTIES



1. Capitalization. There are 14,392,000 Shares issued and outstanding, consisting of 1,000,000 Series A Shares and 13,392,000 Series B Shares. There are no options, warrants, or other commitments obligating the Company or any Subsidiary to issue or sell any shares of any capital stock of the Company or any of its Subsidiaries.

2. FEN Shares. The Company is the record and beneficial owner of 8,740,486 shares of common stock of FEN (the "FEN Shares"). The FEN Shares are free and clear of all security interests, liens, charges, encumbrances or other evidence of indebtedness, and rights of others, except 1,100,000 FEN Shares are pledged to secure an unutilized line of credit in which no indebtedness is outstanding.

3. Absence of Changes. Since December 31,1996 (i) the Company has conducted its business only in the ordinary course, (ii) no liability or obligation of any nature material to the Company has been incurred, and (iii) there has not been any adverse change in the financial conditions, results of operations or businesses of the Company.

4. Employment Agreements. The Company is not a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any person except for payments required under Swedish law and payments due under employment contracts, copies of which have been delivered to FEN.

5. Financial Statements. The Company's 1996 Annual Report, and the unaudited financial statements for 1997 up to and including the statements for the third quarter of 1997, were prepared in accordance with generally accepted accounting principles in Sweden consistently applied.

6. Litigation, etc. There is no claim, action, proceeding or investigation pending or threatened against or relating to the Company or any Subsidiary that, if adversely determined, is likely to have a material adverse effect on the Company or prevent or materially delay consummation of the transactions contemplated by the Offer.

7. Returns Filed and Taxes Paid. All tax returns required to be filed by or on behalf of the Company or any material Subsidiaries have been duly filed on a timely basis and, such returns are true, complete and correct in all material respects. All taxes shown to be payable on the returns or on subsequent assessments with respect thereto have been paid in full, and no other taxes are payable by the Company or any material Subsidiaries with respect to items or periods covered by such returns.

   8. Insurance. The Company maintains insurance policies naming the Company as an insured covering risks reasonably and prudently foreseeable in the operation and conduct of the business of the Company and the Subsidiaries.

                                   EXHIBIT B-2



Ordinary Course of Business

         Unless FEN shall otherwise agree in writing, or unless the contrary is expressly contemplated or permitted by the terms of the Offer, each of the Company and its subsidiaries shall, prior to the Expiry Date:

          (a) conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business consistent with past practices;

          (b)       not:

                    (i) issue, sell, pledge, or dispose of:

                              (A)       any  shares of FEN held by the  Company;
                                        or

                              (B) any additional Shares of, or rights of any kind to acquire any Shares of, any capital stock of the Company;


                              (C)       except   in  the   ordinary   course  of
                                        business consistent with past practices, any assets of the Company.

                    (ii)      amend  the  Articles  of   Association   or  other
                              corporate governance documents;

                    (iii)     split,   combine  or  reclassify  any  outstanding
                              Shares, or declare, set aside or pay any dividend or other distribution with respect to the Shares;

                    (iv) redeem, purchase or offer to purchase any Shares of the Company;

                    (v) reorganize, consolidate or merge the Company with any other person, corporation, partnership or other business organization whatsoever;

                    (vi) incur or commit to incur any indebtedness for borrowed money or issue any debt securities except the Company's wholly owned subsidiary, Svenska Oljegruppen AB (SOG) may incur indebtedness in the ordinary course of business consistent with past practices.

         (c)      not to:

                  (i) take any action with respect to any employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, pension benefits, retirement allowances, deferred compensation, severance or termination pay, or any other form of compensation or profit sharing or with respect to any increase of benefits payable otherwise than pursuant to agreements, policies or arrangements in effect (without amendment) on the date hereof;

         (d) not take any action that would render, or that reasonably may be expected to render, any representation or warranty with respect to the Company in Exhibit B-1 untrue at any time prior to the Expiry Date unless any particular representation or warranty contained herein cannot reasonably be expected to apply as of the Expiry Date.

                                                                   EXHIBIT B
                           AGREEMENT FOR JOINT FILING


                  In connection with the beneficial ownership of shares of common stock, par value $.01 per share, of Forcenergy Inc, Forcenergy AB, Forsinvest AB and Eric Forss hereby agree to the joint filing on behalf of such persons all filings, including the filing of a Schedule 13D and all amendments thereto pursuant to Rule 13d-2(f)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), required under the Exchange Act pursuant to which joint filing statements are permitted.

                  IN WITNESS WHEREOF, the undersigned have caused this Agreement for Joint Filing to be signed as of this 15th day of January, 1998.


                                                     FORCENERGY AB


                                                     By:  /s/ Eric Forss
                                                          ------------------
                                                     Name:  Eric Forss
                                                     Title: President



                                                     FORSINVEST AB


                                                     By:  /s/ Eric Forss
                                                          --------------------
                                                     Name:  Eric Forss
                                                     Title: Director

                                                     ERIC FORSS

                                                     /s/ Eric Forss
                                                     -------------------------
                                                     Eric Forss